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                                   FORM 8-A/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               KOGER EQUITY, INC.
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                 Florida                                    59-2898045
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        (State of incorporation                            (IRS Employer
            or organization)                             Identification No.)


         433 Plaza Real, Suite 335
            Boca Raton, Florida                                33432
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  (Address of principal executive offices)                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                          COMMON STOCK PURCHASE RIGHTS
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                                (Title of Class)

                             NEW YORK STOCK EXCHANGE
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                    Name of each exchange on which each class
                               is to be registered

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
[X]
         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
[ ]

         Securities Act registration statement file number to which this form relates: N/A (if applicable)
                  ---
         Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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                                (Title of Class)


Item 1. Description of Securities to be Registered.

         On September 30, 1990, the Board of Directors (the "Board") of Koger Equity, Inc. (the "Company") declared a dividend of one Common Stock purchase right (a "Right") for every outstanding share of the Company's common stock, par value $.01 per share, (the "Common Stock"). The Rights were distributed to stockholders of record as of the close of business on October 11, 1990 (the "Dividend Record Date"). The terms of the Rights are set forth in a Common Stock Rights Agreement, dated as of September 30, 1990, as amended and in effect from time to time (the "Rights Agreement"), between the Company and Wachovia Bank and Trust Company, N.A., the initial rights agent whose successor was First Union National Bank of North Carolina, a national association, appointed pursuant to the First Amendment to the Rights Agreement, dated as of March 22, 1993 (the "First Amendment") whose successor was Wells Fargo Bank Minnesota, N.A. ("Wells Fargo" and the "Rights Agent"), formerly Norwest Bank Minnesota, National Association, appointed pursuant to the Fifth Amendment to the Rights Agreement, dated as of November 23, 1999 (the "Fifth Amendment"). The Sixth Amendment dated as of August 17, 2000 (the "Sixth Amendment") was entered into between the Company and Wells Fargo for the purpose of extending the Rights Agreement, which would expire on September 30, 2000, for an additional 10 years through September 30, 2010. The Rights Agreement provided for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which was or is issued after that date and prior to the "Distribution Date" (as defined below).

         Each Right entitles the holder to purchase from the Company one share of Common Stock at a price of $50 per share, subject to adjustment. The Rights will expire on September 30, 2010 (the "Expiration Date"), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

         No separate Rights certificates have been issued. Until the Distribution date (or earlier redemption or expiration of the Rights), (i) the Rights are evidenced by the Common Stock certificates and are transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock contained a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Company's Common Stock certificates also constitutes the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Continuing Directors (as defined below), the Distribution Date will occur on the earlier of (i) the fifteenth business day following the later of the date of a public announcement that a person, including affiliates or associates or associates of such person (an "Acquiring Person"), except as described


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below, has acquired or obtained the right to acquire, beneficial ownership of
15% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date") or (ii) the fifteenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 15% or more of the Company's outstanding Common Stock. In any event, the Board of Directors may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. "Continuing Director" shall mean any director of the Company who was either (i) a Director prior to the time a Person becomes an Acquiring Person and is not an Affiliate of such Person or (ii) nominated for his or her term of office by a majority of the Continuing Directors in office at the time of such nomination.

         The Second Amendment, dated as of December 21, 1993, Amendment No. 3, dated as of October 10, 1996, and the Fourth Amendment, dated as of February 27, 1997, to the Rights Agreement were entered into for the purpose of providing limited exemptions from the operation of the Rights Agreement, as amended, for certain institutional investors and their respective affiliates. The Seventh Amendment, dated as of December 21, 2001, to the Rights Agreement was entered into for the purpose of terminating the above exemptions, which were no longer relevant.

         If, at any time after the Stock Acquisition Date, the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. For example, if the exercise price is $50, the holder of each Right would be entitled to receive $100 in market value of the acquiring company's common shares (e.g., 10 shares if the per share market value is $10) for $50. Also, in the event that
(i) any person or group or affiliated or associated persons (other than the Company, its subsidiaries, employee benefit plans and an Exempt Person) shall become an Acquiring Person, or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, each holder of a Right will, upon payment of the exercise price, have the right to receive shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. If the exercise price is $50, the holder of each right would be entitled to receive $100 in market value of the Company's common stock for $50. Following the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a "Common Stock Event"), any rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliates, associates or transferees of any Acquiring Person) shall immediately become null and void.


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         The Board may, at its option, at any time after any Person becomes an
Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Rights (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, any entity holding Common Stock for or pursuant to the terms of any such plan or any Exempt Person as defined in the Rights Agreement), together with all affiliates of such Person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

         The exercise price of the Rights, and the number of whole or fractional shares of the Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustments in the exercise price of the Rights will be required until cumulative adjustments equal at least 1% in such price. The Company is not obligated to issue fractional shares of any securities upon the exercise of the Rights and, in lieu thereof, at the election of the Company, an adjustment in cash may be made based on the market price of such securities on the last trading date prior to the date of exercise.

         At any time prior to the Expiration Date, the Company, by a majority vote of the Continuing Directors then in office, may redeem the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Continuing Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date will be a taxable event for the Company or its stockholders. Holders of Rights


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may, depending upon the circumstances, recognize taxable income upon the occurrence of a Common Stock Event. In addition, holders of Rights may have taxable income as a result of (i) an exchange by the Company of shares of Common Stock for Rights as described above or (ii) certain anti-dilution adjustments made to the terms of the Rights after the Distribution Date. A redemption of the Rights would be a taxable event to holders.

         The Rights Agreement may be amended by the Continuing Directors at any time prior to the Distribution Date without the approval of the holders of the Rights provided, however, no amendment may prejudice the rights of an Exempt Person. From and after the Distribution Date, the Rights Agreement may be amended without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates, associates or transferees).

         As of December 19, 2001, there were 21,107,405 shares of Common Stock outstanding. Each share of Common Stock outstanding on the Dividend Record Date received one Right. As long as the Rights are attached to the Common Stock, the Company has issued and will issue one Right with each newly issued share of Common Stock so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights.

         The exercise of the Rights may have certain anti-takeover effects. The Rights distribution will not be dilutive of shareholder's ownership of the Company and will not affect reported earnings per share. The Company will receive no proceeds from the distribution of the Rights.

         The Rights Agreement (including as exhibits thereto the form of Rights Certificate and the Summary of Rights), the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, and the Seventh Amendment are attached hereto as exhibits hereto and are hereby incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and therefore is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

         The exhibits which are filed with this amendment are set forth in the
Exhibit Index which appears at pages 7 and 8 hereof.


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         KOGER EQUITY, INC.



Date:  December 21, 2001                 By: S/ James L. Stephens
                                             -----------------------------------
                                             James L. Stephens
                                             Vice President and
                                             Chief Accounting Officer


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                                  EXHIBIT INDEX


         The following designated exhibits are filed herewith:

Exhibits
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
4(a)        Koger Equity, Inc. Common Stock Rights Agreement (the "Rights
            Agreement") dated as of September 30, 1990 between Koger Equity,
            Inc. (the "Company") and Wachovia Bank and Trust Company, N.A. as
            Rights Agent ("Wachovia"). Incorporated by reference to Exhibit 1 to a Registration Statement on Form 8-A, dated September 30, 1990 (File
            No. 1-9997).

4(b)        Form of Common Stock Purchase Rights Certificate [attached as
            Exhibit A to the Rights Agreement, Exhibit 4(a)]. Pursuant to the
            Rights Agreement, printed Common Stock Purchase Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement). Incorporated by reference to Exhibit 1 to a Registration Statement on Form 8-A, dated September 30, 1990 (File
            No. 1-9997).

4(c) Summary of Common Stock Purchase Rights [attached as Exhibit B to the Rights Agreement, Exhibit 4(a)]. Incorporated by reference to
            Exhibit 1 to a Registration Statement on Form 8-A, dated September
            30, 1990 (File No. 1-9997).

4(d) First Amendment to the Common stock Rights Agreement, dated as of March 22, 1993, between the Company and First Union National Bank of
            North Carolina, a national association, as successor Rights Agent
            ("First Union"), entered into for the purpose of replacing Wachovia as Rights Agent. Incorporated by reference to Exhibit 4(b)(4) of the Form 10-Q filed by the Registrant for the quarter ended March 31, 1993 (File No. 1-9997).

4(e)        Second Amendment to the Common Stock Rights Agreement, dated as of
            December 21, 1993, between the Company and First Union. Incorporated by reference to Exhibit 5 to an Amendment on Form 8-A/A, dated
            December 21, 1993, to a Registration Statement of the Registrant on
            Form 8-A, dated October 3, 1990 (File No. 1-9997).

4(f) Amendment No. 3 to Rights Agreement, dated as of October 10, 1996, between the Company and First Union. Incorporated by reference to
            Exhibit 6 to an Amendment on Form 8-A/A, dated November 7, 1996, to a Registration statement of the Registrant on Form 8-A, dated
            October 3, 1990 (File No. 1-9997).


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
4(g)        Fourth Amendment to Common Stock Rights Agreement, dated as of
            February 27, 1997, between the Company and First Union. Incorporated by reference to Exhibit 8 to an Amendment on Form 8-A/A, dated March
            17, 1997, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997).

4(h) Fifth Amendment to Rights Agreement, dated as of November 23, 1999, between the Company and Norwest Bank Minnesota, National
            Association, as successor Rights Agent, entered into for the purpose of replacing First Union as successor Rights Agent. Incorporated by reference to Exhibit 11 to an Amendment on Form 8-A/A, dated
            November 23, 1999, to a Registration Statement of the Registrant on
            Form 8-A, dated October 3, 1990 (File No. 1-9997).

4(i) Sixth Amendment to Rights Agreement, dated as of August 17, 2000, between the Company and Wells Fargo Bank Minnesota, N.A., formerly
            Norwest Bank Minnesota, National Association, as successor Rights
            Agent ("Wells Fargo"). Incorporated by reference to Exhibit 4(l) to an Amendment on Form 8-A/A, dated August 17, 2000, to a Registration
            Statement of the Registrant on Form 8-A, dated October 3, 1990 (File
            No. 1-9997).

4(j)        Seventh Amendment to Rights Agreement, dated as of December 21,
            2001, between the Company and Wells Fargo filed herewith.


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